Consent of Independent Registered Public Accounting Firm
The Board of Directors
YUM! Brands, Inc.:
We consent to the use of our report dated February 21, 2018, with respect to the consolidated balance sheets of YUM! Brands, Inc. and Subsidiaries (YUM) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity (deficit) for each of the fiscal years in the three-year period ended December 31, 2017, and the related notes, (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting incorporated by reference herein.
Our report refers to a change in YUM’s fiscal year whereby YUM changed from a 52-53 week fiscal year to a fiscal year ending on December 31 of each year and eliminated any of the one-month or one-period reporting lags of its international subsidiaries.

/s/ KPMG LLP

Louisville, Kentucky
February 22, 2018